SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1) [1]

Ocera Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.00001 par value
(Title of Class of Securities)

67552A108
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

_____________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 6755A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.			SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		OO

CUSIP NO. 67552A108
AMENDMENT NO. 1 TO SCHEDULE 13D (FINAL AMENDMENT)
Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on July 25, 2013  (the "Schedule 13D".) Terms defined in the Schedule 13D are used herein as so defined.
The following paragraphs of the Schedule 13D are hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D.

(c) Pursuant to an Agreement and Plan of Merger, dated November 1, 2017 (the "Merger Agreement"), by and between the Issuer, MAK LLC, a Delaware limited liability company ("Parent"), MEH Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Purchaser"), and for limited purposes, Mallinckrodt plc, an Irish public limited company and the ultimate parent entity of Parent and Purchaser ("Mallinckrodt"), Purchaser was merged with and into the Issuer on December 11, 2017, with the Issuer surviving as a wholly-owned subsidiary of Parent (the "Merger"). Pursuant to the terms of the Merger Agreement, all shares Common Stock of the Issuer outstanding immediately prior to the effective time of the Merger were canceled and converted automatically into the right to receive (i) $1.52 per share in cash, plus (ii) one non-transferable contingent value right per Share (each, a "CVR"), which represents the contractual right under a contingent value rights agreement, by and among Parent, Continental Stock Transfer & Trust Company, and for limited purposes, Mallinckrodt, entered into on December 7, 2017, to receive one or more payments in cash currently estimated to be up to $2.58 per share, contingent upon the achievement of certain milestones, in each case, less any required withholding taxes.  At the effective time of the Merger, each warrant that was outstanding and unexercised immediately prior to the effective time of the Merger, with an exercise price less than $1.52, was cancelled and converted into the right of the holder of such warrant to receive, for each share of Common Stock underlying such warrant, (i) an amount in cash equal to the excess, if any, of $1.52 over the applicable exercise price for such share, and (ii) one CVR.

The Merger Agreement is Exhibit E to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.
(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 11, 2017.

Item 7. Material to be Filed as Exhibits.

Exhibit E – Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed with the Commission on November 1, 2017)

CUSIP NO. 67552A108
SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  December 13, 2017
DOMAIN PARTNERS VIII, L.P.
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DOMAIN PARTNERS VI, L.P.
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VI ASSOCIATES, L.P.
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DOMAIN ASSOCIATES, LLC

By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact